Nord Resources Corporation
1 West Wetmore Road, Suite 203
Tucson, AZ 85705
Tel: (520) 292-0266 Fax: (520) 292-0268

April 18, 2006

BY E-MAIL

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Roger Baer

Dear Sirs:

Nord Resources Corporation (“Nord”)
Form 10-KSB for the Year Ended December 31 2004
Filed January 17, 2006
Preliminary Proxy Statement on Schedule 14A
Filed February 28, 2006
SEC File No. 001-08733

We are writing to provide you with the supplemental engineering information that United States Securities and Exchange Commission (the “Commission”) staff (“Staff”) has requested in connection with Staff’s letter of March 7, 2006 signed by H. Roger Schwall, Assistant Director of the Commission’s Division of Corporation Finance. We appreciate the guidance provided by Staff in our conference call of April 7, 2006 in which the following persons participated:

Commission

Roger Baer
Ken Schuler

Nord

Nick Tintor, President & Chief Executive Officer
Erland Anderson, Executive Vice President & Chief Operating Officer
John Perry, Senior Vice President & Chief Financial Officer

Winters, Dorsey and Company, LLC (“Winters, Dorsey”)

John Dorsey, Vice President
Ken Edmiston, Manager of Processing

Lang Michener LLP

Michael Taylor, Partner
Herbert (Herb) I. Ono, Associate Counsel
Laurel Petryk, Associate

We understand that Mr. Dorsey had a further telephone conversation with Staff on April 10, 2006.

As discussed between Herb Ono and Mr. Baer on April 18, 2006, we will not be filing this letter and enclosures by EDGAR unless specifically requested to do so by Staff. We understand that Staff will issue formal engineering comments if the supplemental information provided hereby is satisfactory.

In consultation with Winters, Dorsey, we have prepared new base case, after tax cash flow analysis for the Johnson Camp Mine (“SEC Case 1”). The analysis was prepared on a stand-alone basis, using an assumed copper price of $1.25 per pound. In particular, we did not include in the analysis any current or projected cash flows from the sale of landscape aggregate rock from the Johnson Camp property, even though Nord currently realizes some royalty income from the sale of such products and plans to eventually take over this business from the current operator, JC Rock, LLC. In addition, Nord has audited federal and state net operating losses carried forward (NOLs) in the amount of $90,000,000 and $19,000,000, respectively as of December 31, 2005, which were excluded from the analysis at Staff’s request.

We enclose the following supplemental information:

1.	A new table summarizing the Copper Chief drill hole acid soluble copper assays by rock type (file name: exhibit 99.1).

2.

A new sensitivity analysis comparing: (a) the base case as presented in the feasibility study; (b) SEC Case 1; (c) a 25% reduction in copper prices from SEC Case 1; (d) a 35% reduction in copper prices from SEC Case 1; and (e) a 45% reduction in copper prices from SEC Case 1 (file name: exhibit 99.2).

With reference to the new sensitivity analysis, Winters, Dorsey points out that if the long term copper price were to drop below $0.81 per pound, or if the copper recoveries were to fall short of projections to such a degree that copper revenues would be impacted by an equivalent amount, a new mine plan would have to be formulated, and the copper-cutoff grades would have to be raised to an economic level.

As discussed in our conference call on April 7, 2006, the historic rate of recovery of copper from the Johnson Camp Mine was a result of the placement of uncrushed or improperly crushed ore on the heaps. Cyprus Mines Corporation placed mine-run material on the heaps, and, as one might expect, this material exhibited long leach recovery rates.

Arimetco Inc. also experienced relatively long leach recovery rates. Our investigation has confirmed that Arimetco placed mine-run ore on the heaps for approximately four years. Based on metallurgical testing commissioned by Arimetco, a crush size of two inch nominal was selected to improve copper recoveries. In late 1995 Arimetco installed a crushing plant at the Johnson Camp Mine with the view to improving copper recovery rates. However, Arimetco’s crusher did not have sufficient capacity to process optimum amounts of properly-sized material. Therefore, Arimetco opened the crusher settings in an effort to increase total tonnage output. In the result, although recoveries of copper from the improperly crushed ore did improve over what was achieved from the mine-run material, Arimetco realized relatively long leach recovery curves due to the coarse particle size of the crushed material. Arimetco ceased mining operations in 1997 when it filed for bankruptcy protection.

We believe that Arimetco’s historic copper recoveries from the existing heaps have also been negatively impacted by very intermittent additions of sulfuric acid. Between 1997 and 1999, while Arimetco was in bankruptcy, the trustee in bankruptcy opted to continue with copper production by maintaining residual leach operations at the Johnson Camp Mine with very limited additions of sulfuric acid. Nord, also with very limited additions of sulfuric acid, recovered over 4.0 million pounds of copper from the existing heaps in three separate campaigns of residual leaching between the time of its acquisition of the Johnson Camp property in June, 1999, and May, 2003.

Metallurgical testing reviewed by Winters, Dorsey has indicated that ore should be crushed to a nominal size of one-inch in diameter in order to obtain optimal leaching efficiency. Based on this testing Nord intends to ensure that properly sized crushed material (nominal one inch) will be placed on the leach pads. In addition, Nord has added agglomeration and pre-cure with sulfuric acid to the process flow-sheet to enhance overall copper recovery.

We appreciate your continued attention to this matter, and look forward to receiving Staff’s formal engineering comments.

Sincerely yours,

NORD RESOURCES CORPORATION

By:	/s/ Erland A. Anderson

Erland A. Anderson
Executive Vice President and Chief Operating Officer